Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May […], 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Schooner Global Absolute Return Fund (S000032795)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of April 15, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 217 to its registration statement, filed on behalf of its series, Schooner Global Absolute Return Fund (the “Fund”).  PEA No. 207 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on March 11, 2011 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section - Fees and Expenses of the Fund

1.	Staff Comment: Please add applicable wire redemption fees and account maintenance fees applicable to accounts with low balances to the Shareholder Fees.

Response:  The Trust responds respectfully by declining to include these fees in the Shareholder Fees section of the table, as these are not routine fees charged regularly to all shareholders.

2.
Staff Comment:  If there are Acquired Fund Fees and Expenses (“AFFE”) to be disclosed in the table, please adjust the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement accordingly, as AFFE is not included in the expense limit.

Response:  The Trust responds by revising the amount shown for Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement to include estimated AFFE shown in the table.

Prospectus – Summary Section – Principal Investment Strategies

3.	Staff Comment: Please revise applicable disclosure using plain English to explain what is meant by “generating positive absolute returns.”

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“The Fund seeks to generate positive absolute returns (in other words, positive gains measured as a percentage of the Fund’s investment portfolio over a period of time) without tracking the performance of any traditional indexes through a combination of long and short positions in derivative instruments, such as futures contracts, (including currency, index and commodity futures), swaps and forward currency contracts.”

4.
Staff Comment:  The Staff notes that the Adviser intends to use multiple sub-strategies to manage the Fund.  Please explain using plain English whether there will be a general main investment strategy as an overlay to the sub-strategies, or if there will not be a general main strategy, please revise applicable disclosure to indicate that the Fund will use multiple strategies, rather than using the term “sub-strategies.”

Response:  The Trust responds by revising the applicable disclosure to remove the references to sub-strategies, and by referring to the revised discussion of the Advisor’s investment process as set forth in the Trust’s response to Comment 6 below.

5.
Staff Comment:  The Staff notes that the Fund’s various strategies may be comprised of both long and short exposures to a variety of underlying assets and asset classes.  Please include disclosure to specifically identify each asset class in which the Fund may invest.

Response:  The Trust responds by revising the applicable disclosure to read as set forth in the Trust’s response to Comment 6 below.

6.
Staff Comment:  With respect to the statements that “the Advisor uses various quantitative models, including linear factor models, volatility models and correlation models, to determine a weighting of the various long and short components that the Advisor believes will produce a positive expected return, a relatively stable level of annualized volatility and a low correlation to other sub-strategies” and “The Advisor also uses a quantitative model, which seeks to estimate expected returns, index correlations, and volatilities, to optimize and combine the various sub-strategies into the Fund’s overall investment portfolio,” please include detailed disclosure, using Plain English, to identify in detail the specific factors that the Advisor will consider in selecting investments for the Fund.

Response:  The Trust responds by revising the “Principal Investment Strategies” section to read as follows:

“The Fund seeks to generate positive absolute returns (in other words, positive gains measured as a percentage of the Fund’s investment portfolio over a period of time) without tracking the performance of any traditional indexes through a combination of long and short positions in derivative instruments, such as futures contracts, (including currency, index and commodity futures), swaps and forward currency contracts.  The Advisor will allocate the Fund’s investments to provide the Fund with exposure to global equity, bond, currency and commodities markets in proportions consistent with the Advisor’s evaluation of their expected risks and returns.  The Fund uses derivatives rather than investing directly in these asset classes as a low-cost, effective means to gain exposure to these asset classes.  In addition to investments in derivative securities, the Fund may also invest in exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”) to provide exposure to these markets.  The Fund’s investments in fixed income securities may include securities of varying maturities and durations, and securities of any investment grade, including those rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds.

Under normal market conditions, the Fund will invest in, or have exposure to, securities of issuers from at least three different countries (including the United States), with at least 40% of the Fund’s net assets invested in foreign securities or derivative instruments with exposure to foreign securities, including emerging markets securities.  Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50 percent) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50 percent of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.  The Fund’s investments in derivative securities, ETFs and ETNs will be considered to be “foreign” if the underlying assets represented by the investment are determined to be foreign using the foregoing criteria.

The Fund does not have a maximum or minimum allocation or target exposure to any one type of derivative instrument or asset class.  To construct the Fund’s investment portfolio, the Advisor applies proprietary models that use value, momentum and analysis of other economic components to estimate an investment’s expected return:

•	Value signals indicate when a security, group of securities or asset class may be trading for less than their intrinsic values based on fundamental measures.

•	Momentum signals indicate the short-term trading behavior of individual securities within an asset classes, or the asset classes themselves.

•
“Strategic” economic components provide a long-term expected return estimate that is separate from and combined with the expected return estimates generated from value and momentum signals.  An example of a strategic component is a long-term, historical average return of an investment strategy, asset class or a macroeconomic estimate of a strategy’s long-term expected return.

The Advisor’s proprietary models also estimate the potential risk of each investment opportunity based on the volatility of the individual investment and in correlation to the Fund’s other investments.  When selecting investments for the Fund’s portfolio, the Advisor’s models consider both expected returns and risk-contributions.  Other factors, such as liquidity and transaction costs, may also affect the Advisor’s decision to purchase a security for the Fund.

The Fund will sell an investment during portfolio rebalancing periods when the Fund’s holdings in that investment are larger than the allocation suggested by the Advisor’s investment models or when a more attractive investment becomes available.  The Fund is non-diversified under federal securities laws, which means that it may invest a high percentage of its assets in a limited number of securities.  The Adviser may engage in active trading of the Fund’s portfolio investments to achieve the Fund’s investment objective.”

7.
Staff Comment:  With respect to the statement that the Fund “will maintain long positions in securities available for collateral, consisting of cash, cash equivalents and other liquid securities, to comply with applicable legal requirements,” please include specific disclosure of the asset coverage that is required for collateral.  The Staff notes that this disclosure may be included in the Item 9 disclosure, rather than in the Summary Section.

Response:  With respect to collateral requirements related to short sales, the Trust responds by referring to the “Short Sale Risk” disclosure already included in the Fund’s Item 9 disclosure under “Principal Risks,” which reads in part as follows:

“In addition, if the Fund sells securities short, it must maintain a segregated account with its custodian containing cash or high-grade securities equal to (i) the greater of the current market value of the securities sold short or the market value of such securities at the time they were sold short, less (ii) any collateral deposited with the Fund’s broker (not including the proceeds from the short sales).  The Fund may be required to add to the segregated account as the market price of a shorted security increases.  As a result of maintaining and adding to its segregated account, the Fund may maintain higher levels of cash or liquid assets (for example, U.S. Treasury bills, repurchase agreements, high quality commercial paper and long equity positions) for collateral needs thus reducing its overall managed assets available for trading purposes.”

The Trust further responds by adding the following to the disclosure entitled “Derivatives Risk” under the “Principal Risks” section of the Fund’s Item 9 disclosure:

“Investments in derivative securities, other than purchased options, expose the Fund to an obligation to another party.  The Fund will not enter into any such transactions unless it owns either: (1) an offsetting, or “covered,” position in securities or other options or futures contracts; or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered by offsetting positions.  The Fund will comply with current SEC guidelines regarding cover for these investments and will, if the guidelines so require, set aside cash or liquid assets in a segregated account with its custodian, in the prescribed amount as determined daily.”

8.
Staff Comment:  With respect to the statement that “the Fund will sell an investment during portfolio rebalancing periods when the Fund’s holdings in that investment are larger than the target allocation suggested by the Advisor’s investment models, as described above,” please describe in more specific detail the target allocations that are suggested by the Advisor’s investment models.

Response:  The Trust responds by revising the applicable disclosure to read as follows, and by referring to the revised discussion of the Fund’s asset allocations provided in response to Comment 6 above:

“The Fund will sell an investment during portfolio rebalancing periods when the Fund’s holdings in that investment are larger than the allocation suggested by the Advisor’s investment models or when a more attractive investment becomes available.”

Prospectus – Summary Section – Principal Risks

9.
Staff Comment:  Please revise the risk disclosures related to investments in derivatives to the extent necessary to conform to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust directs the Staff to the Fund’s disclosure on page 2 of the prospectus which states as follows:

“The Fund uses derivatives rather than investing directly in these asset classes as a low-cost, effective means to gain exposure to these asset classes.  In addition to investments in derivative securities, the Fund may also invest in exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”) to provide exposure to these markets and asset classes.  The Fund’s investments in fixed income securities may include securities of varying maturities and durations, and securities of any investment grade, including those rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds..”

The Trust believes that this disclosure appropriately conveys to shareholders that the Fund’s principal investment strategies include the use of derivatives as a means of obtaining exposure to various asset classes.  Additionally, the Trust directs the Staff to the Fund’s disclosures of “Derivatives Risk” on page 3 of the prospectus and “Derivatives Risk” on pages 7-8 of the prospectus.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

10.	Staff Comment: Please delete duplicated language related to risks related to swap agreements under the “Derivatives Risk” disclosure.

Response:  The Trust responds by deleting the duplicated disclosure.

11.
Staff Comment:  Please link the risks related to investments in debt securities to the discussion of the Fund’s principal investment strategies, and include disclosure of the Fund’s maturity and quality parameters for investments in debt securities.

Response:  The Trust responds by adding the following disclosure to the discussion of the Fund’s principal investment strategies:

“The Fund’s investments in fixed income securities may include securities of varying maturities and durations, and securities of any investment grade, including those rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds.”

The Trust responds further by adding the following risk factor to the “Summary Section Principal Risks” section:

“High-Yield Fixed Income Securities Risk.  The fixed income securities held by the Fund that are rated below investment grade are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer.  Such securities are generally considered speculative because they present a greater risk of loss, including default, than higher rated debt securities.”

The Trust responds further by adding the following risk factor to the “Principal Risks” section in the Item 9 disclosure:

“High-Yield Fixed Income Securities Risk.  High yield fixed income securities or “junk bonds” are debt securities rated below investment grade by a NRSRO.  Although high yield fixed income securities pay higher rates on interest than higher rated debt securities they ere subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer.  Companies issuing high yield fixed income securities are more likely to experience financial difficulties that may lead to a weakened capacity to make principal and interest payments than issuers of higher rated debt securities.  Issuers of such securities are often highly leveraged and are often more vulnerable to changes in the economy, such as recession or rising interest rates, which may affect their ability to meet their obligations.  Accordingly, such securities are generally considered speculative because they present a greater risk of loss, including default, than higher rated debt securities.”

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

12.	Staff Comment: Please revise the Item 9 disclosure to conform to the Staff’s comments on the discussion of principal investment strategies and risks in the Summary Section.

Response:  The Trust responds by replacing the Item 9 “Principal Investment Strategies” disclosure to read as follows:

The Fund seeks to generate positive absolute returns (in other words, positive gains measured as a percentage of the Fund’s investment portfolio over a period of time) without tracking the performance of any traditional indexes through a combination of long and short positions in derivative instruments, such as futures contracts (including currency, index and commodity futures), swaps and forward currency contracts.  The Advisor will allocate the Fund’s investments to provide the Fund with exposure to global equity, bond, currency and commodities markets in proportions consistent with the Advisor’s evaluation of their expected risks and returns.  The Fund uses derivatives rather than investing directly in these asset classes as a low-cost, effective means to gain exposure to these asset classes.  In addition to investments in derivative securities, the Fund may also invest in ETFs and ETNs to provide exposure to these markets and asset classes.  The Fund’s investments in fixed income securities may include securities of varying maturities and durations, and securities of any investment grade, including those rated below investment grade by a NRSRO, commonly referred to as “junk bonds” or “high yield bonds.

Under normal market conditions, the Fund will invest in, or have exposure to, securities of issuers from at least three different countries (including the United States), with at least 40% of the Fund’s net assets invested in foreign securities or derivative instruments with exposure to foreign securities, including emerging markets securities.  Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50 percent) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50 percent of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.  The Fund’s investments in derivative securities, ETFs and ETNs will be considered to be “foreign” if the underlying assets represented by the investment are determined to be foreign using the foregoing criteria.

The Fund does not have a maximum or minimum allocation or target exposure to any one type of derivative instrument or asset class.  To construct the Fund’s investment portfolio, the Advisor applies proprietary models that use value, momentum and analysis of other economic components to estimate an investment’s expected return:

•	Value signals indicate when a security, group of securities or asset class may be trading for less than their intrinsic values based on fundamental measures.

•	Momentum signals indicate the short-term trading behavior of individual securities within an asset classes, or the asset classes themselves.

•
“Strategic” economic components provide a long-term expected return estimate that is separate from and combined with the expected return estimates generated from value and momentum signals.  An example of a strategic component is a long-term, historical average return of an investment strategy, asset class or a macroeconomic estimate of a strategy’s long-term expected return.

The Advisor’s proprietary models also estimate the potential risk of each investment opportunity based on the volatility of the individual investment and in correlation to the Fund’s other investments.  When selecting investments for the Fund’s portfolio, the Advisor’s models consider both expected returns and risk-contributions.  Other factors, such as liquidity and transaction costs, may also affect the Advisor’s decision to purchase a security for the Fund.

The amount of the Fund’s assets that may be allocated among the various instruments and asset classes is expected to vary over time, and the Advisor will have broad discretion to determine the mix of investments in the Fund’s investment portfolio at any given time.  The Fund will sell a security during portfolio rebalancing periods when the Fund’s holdings in that security are larger than the target allocation suggested by the Advisor’s investment models, as described above or when a more attractive investment becomes available.

The Fund is non-diversified under federal securities laws, which means that it may invest a high percentage of its assets in a limited number of securities.  The Adviser may engage in active trading of the Fund’s portfolio investments to achieve the Fund’s investment objective.

13.
Staff Comment:  The Staff notes that the risk disclosure for credit risk related to investments in debt securities suggests that the Fund may invest in below investment grade debt securities.  Please include appropriate related disclosure in the discussion of the Fund’s principal strategies, including explanations that below investment grade securities are also known as “junk bonds” and are considered to have “speculative” qualities.

Response:  The Trust responds by referring to the response to Comment 11 herein.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers